SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                         RYANAIR WELCOMES ENAC DECISION
                       TO AUTHORISE ROME-ALGHERO FLIGHTS

Ryanair, Europe's No.1 low fares airline today (Wednesday, 20th April 2005) welcomed the announcement made by ENAC, the Italian Civil Aviation Authority, which clears the way for Ryanair's low fare flights to commence on the Rome Ciampino-Alghero (Sardinia) route on the 28th of April as scheduled.
Welcoming the decision by ENAC, Ryanair's Head of Communications, Peter Sherrard said:

    "We wish to thank Signor Vito Riggio, the President of ENAC, for his intervention in this matter. This decision by ENAC now paves the way for Ryanair to start flights as scheduled on the 28th April next. The 12,000 passengers who have already booked to fly with Ryanair on our new low fare flights between Sardinia and Rome can now look forward to an unbeatable combination of the lowest domestic air fares in Italy and the best punctuality on brand new Boeing 737-800 series aircraft.

    "All of us in Ryanair welcome this decision by ENAC, which will benefit tens of thousands of Italian consumers".

Ends.                         Wednesday, 20th April 2005

For further information

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228         Tel: 00 353 1 4980300

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 April 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director